SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 SCHEDULE 13G/A


             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2

                               (Amendment No.1)(1)


                             Tarrant Apparel Group
--------------------------------------------------------------------------------
                                (Name of Issuer)


                    Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   876289 109
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               December 31, 2002
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)


     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

          [_]  Rule 13d-1(b)

          [_]  Rule 13d-1(c)

          [X]  Rule 13d-1(d)


----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 876289 109                    13G/A                  Page 2 of 5 Pages


________________________________________________________________________________
1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)


     Todd Kay
________________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [_]
                                                                 (b)  [_]

________________________________________________________________________________
3.   SEC USE ONLY



________________________________________________________________________________
4.   CITIZENSHIP OR PLACE OF ORGANIZATION


     U.S.A.
________________________________________________________________________________
  NUMBER OF    5.   SOLE VOTING POWER

   SHARES           3,249,999 (2)
               _________________________________________________________________
BENEFICIALLY   6.   SHARED VOTING POWER

  OWNED BY          0
               _________________________________________________________________
    EACH       7.   SOLE DISPOSITIVE POWER

  REPORTING         3,249,999 (1)(2)
               _________________________________________________________________
   PERSON      8.   SHARED DISPOSITIVE POWER

    WITH            0
________________________________________________________________________________
9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     3,249,999 (1)(2)
________________________________________________________________________________
10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

                                                                          [_]

________________________________________________________________________________
11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9


     19.7% (3)
________________________________________________________________________________
12.  TYPE OF REPORTING PERSON*


     IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Reporting Person has pledged an aggregate of 1,015,000 of such shares to financial institutions to secure the repayment of loans to the Reporting Person or corporations controlled by the Reporting Person.
(2) Includes 683,332 shares which may be acquired by the Reporting Person upon exercise of stock options.
(3) Based on a total of 15,846,315 shares of the issuer's Common Stock issued and outstanding on October 31, 2002, as reported on the issuer's Form 10-QSB for the period ended September 30, 2002.

CUSIP No. 876289 109                    13G/A                  Page 3 of 5 Pages



Item 1(a).  Name of Issuer:


            Tarrant Apparel Group
            ____________________________________________________________________

Item 1(b).  Address of Issuer's Principal Executive Offices:

            3151 East Washington Boulevard
            Los Angeles, California 90023
            ____________________________________________________________________

Item 2(a).  Name of Person Filing:


            Todd Kay
            ____________________________________________________________________

Item 2(b).  Address of Principal Business Office, or if None, Residence:

            3151 East Washington Boulevard
            Los Angeles, California 90023
            ____________________________________________________________________

Item 2(c).  Citizenship:


            U.S.A.
            ____________________________________________________________________

Item 2(d).  Title of Class of Securities:


            Common Stock, par value $0.01 per share
            ____________________________________________________________________

Item 2(e).  CUSIP Number:


            876289 109
            ____________________________________________________________________

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:


            Not Applicable
            ____________________________________________________________________

Item 4.     Ownership.


            Included in rows 5 through 9 and 11 on page 2.
            ____________________________________________________________________

Item 5.     Ownership of Five Percent or Less of a Class.


            Not Applicable
            ____________________________________________________________________

Item 6.     Ownership of More Than Five Percent on Behalf of Another Person.


            Not Applicable
            ____________________________________________________________________

CUSIP No. 876289 109                    13G/A                  Page 4 of 5 Pages

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.


         Not Applicable
         _______________________________________________________________________

Item 8.  Identification  and  Classification  of Members of the Group.


         Not Applicable
         _______________________________________________________________________

Item 9.  Notice of Dissolution of Group.


         Not Applicable
         _______________________________________________________________________

Item 10.  Certifications.


         Not Applicable
         _______________________________________________________________________

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                             February 14, 2003
                                        ----------------------------------------
                                                        (Date)


                                             /s/ Todd Kay
                                        ----------------------------------------
                                                      (Signature)


                                             Todd Kay
                                        ----------------------------------------
                                                      (Name/Title)



Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).